UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2025

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐     No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD.
(Registrant)

By:	/s/ Moshe Eisenberg
Moshe Eisenberg,
Chief Financial Officer

Dated: May 13, 2025

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RECORD RESULTS FOR THE
FIRST QUARTER OF 2025

Q1 revenues of $118.6 million with strong profitability;
Expects continued growth in Q2 2025 with revenue guidance of $120-123 million

MIGDAL HAEMEK, Israel – May 13, 2025 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the first quarter ended March 31, 2025.

2025 First Quarter Financial Highlights
•	Record revenues of $118.6 million, a 22% YoY increase;
•	GAAP gross margin of 51.0% and non-GAAP gross margin of 52.1%;
•	GAAP operating income of $32.7 million (up 54% YoY) and non-GAAP operating income of $37.3 million (up 29% YoY), representing operating margins of 27.6% and 31.5%, respectively; and
•	GAAP net income of $34.3 million (up 38% YoY) and non-GAAP net income of $38.7 million (up 24% YoY); GAAP diluted EPS of $0.70 and non-GAAP diluted EPS of $0.79.

Forward-Looking Expectations

Management expects continued growth in the second quarter of 2025 with a revenue range of $120-123 million, representing approximately a growth of 17-20%, year-over-year.

Management Comment

Rafi Amit, Camtek’s CEO commented, “We have kicked off 2025 with record quarterly revenues and significantly improved profitability. Our primary growth driver for the coming years is advanced packaging, with a strong emphasis on high-performance computing (HPC) to support AI applications. This includes emerging technologies such as the projected upcoming transition from HBM3e to HBM4 devices next year, as well as the next generation of CoWoS and CoWoS-like solutions. These innovations are expected to create increased demand for new tools with enhanced technical capabilities.”

Continued Mr. Amit, “We are well-positioned competitively, strengthened by the successful launch of two new models: the Eagle G5 and the Hawk. Both systems support the new and latest packaging technologies and have been very well received by our customers, who value their advanced performance and versatility.”

Mr. Amit concluded, “Regarding the geopolitical landscape and tariff uncertainty, we have not experienced any material impact on our business in terms of delays or order cancellations. With our manufacturing operations located in Israel and Europe, and the majority of our sales concentrated in Asia, we expect our exposure to tariffs to be immaterial.”

First Quarter 2025 Financial Results

Revenues for the first quarter of 2025 were $118.6 million. This compares to first quarter 2024 revenues of $97.0 million, representing a year-over-year growth of 22%.

Gross profit on a GAAP basis in the quarter totaled $60.6 million (51.0% of revenues), an increase of 35% compared to a gross profit of $44.8 million (46.2% of revenues) in the first quarter of 2024.

Gross profit on a non-GAAP basis in the quarter totaled $61.8 million (52.1% of revenues), an increase of 26% compared to a gross profit of $49.2 million (50.7% of revenues) in the first quarter of 2024.

Operating income on a GAAP basis in the quarter totaled $32.7 million (27.6% of revenues), an increase of 54% compared to an operating income of $21.2 million (21.9% of revenues) in the first quarter of 2024.

Operating income on a non-GAAP basis in the quarter totaled $37.3 million (31.5% of revenues), an increase of 29% compared to $29.0 million (29.9% of revenues) in the first quarter of 2024.

Net income on a GAAP basis in the quarter totaled $34.3 million, or $0.70 per diluted share, an increase of 38% compared to net income of $24.8 million, or $0.50 per diluted share, in the first quarter of 2024.

Net income on a non-GAAP basis in the quarter totaled $38.7 million, or $0.79 per diluted share, an increase of 24% compared to a non-GAAP net income of $31.3 million, or $0.64 per diluted share, in the first quarter of 2024.

Cash and cash equivalents, short-term and long-term deposits, and marketable securities, as of March 31, 2025, were $522.6 million compared to $501.2 million as of December 31, 2024, and $467.0 million as of March 31, 2024. During the first quarter, the Company generated an operating cash flow of $23.6 million.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, on May 13, 2025, at 09:00 ET (16:00 Israel time). Rafi Amit, CEO, Moshe Eisenberg, CFO, and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the webinar, please register using the following link, which will provide access to the video call: https://us06web.zoom.us/webinar/register/WN_VOFAWbAeRqiMCPBMWSJtDQ

For those wishing to listen via phone, following registration, the dial in link will be sent. For any problems in registering, please email Camtek’s investor relations a few hours in advance of the call.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek's systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek's systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogenous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industries’ leading global IDMs, OSATs, and foundries.

With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state of the art solutions in line with customers' requirements.

This press release is available at http://www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including our expectations and statements relating to the compound semiconductors market and our position in this market and the anticipated timing of delivery of the systems. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to, the effects of the evolving nature of the war situation in Israel, and the related evolving regional conflicts; the continued demand  and future contribution of HPC, HBM and Chiplet applications and devices to the Company business resulting from, among other things, the field of AI surging worldwide across companies, industries and geographies; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes;our dependency on the semiconductor industry and the risk that adverse economic conditions, reduced capital expenditures, or cyclical downturns may negatively impact our results; the concentration of our business in certain Asia Pacific countries, particularly China, Taiwan, and Korea, which may be subject to trade restrictions, regulatory changes, or geopolitical tensions; and those other factors discussed in our Annual Report on Form 20-F as published on March 19, 2025 as well as other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the Securities and Exchange Commission. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude: (i) share based compensation expenses; and (ii) acquisition related expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release. The results reported in this press-release are preliminary unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets (Unaudited)

(In thousands)

	March 31,	December 31,
	2025	2024
	U.S. Dollars
Assets

Current assets
Cash and cash equivalents	229,795	126,224
Short-term deposits	159,000	231,000
Marketable securities	32,745	30,813
Trade accounts receivable, net	100,402	99,471
Inventories	129,177	111,204
Other current assets	22,874	21,347
Total current assets	673,993	620,059

Long-term deposits	20,000	26,000
Marketable securities	81,101	87,115
Long-term inventory	12,298	11,879
Deferred tax asset, net	3,090	3,090
Other assets, net	1,701	2,001
Property, plant and equipment, net	55,026	54,196
Intangible assets, net	12,467	13,357
Goodwill	74,345	74,345
Total non- current assets	260,028	271,983
Total assets	934,021	892,042

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	48,134	46,630
Other current liabilities	79,598	77,280
Total current liabilities	127,732	123,910

Long-term liabilities
Deferred tax liabilities, net	5,135	5,606
Other long-term liabilities	15,034	15,366
Convertible notes	198,198	197,925
Total long-term liabilities	218,367	218,897
Total liabilities	346,099	342,807

Commitments and contingencies
Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at March 31, 2025 and at December 31, 2024;
47,695,582 issued shares at March 31, 2025 and 47,541,682 at December 31, 2024;
45,603,206 shares outstanding at March 31, 2025 and 45,449,306 at December 31, 2024	177	177
Additional paid-in capital	218,715	214,931
Accumulated other comprehensive income	795	203
Retained earnings	370,133	335,822
	589,820	551,133
Treasury stock, at cost (2,092,376 as of March 31, 2025 and December 31, 2024)	(1,898)	(1,898)
Total shareholders' equity	587,922	549,235
Total liabilities and shareholders' equity	934,021	892,042

CAMTEK LTD. and its subsidiaries
Consolidated Statement of Income (unaudited)

(in thousands)

	Three months ended March 31,		Year ended December 31,
	2025	2024	2024
	U.S. dollars
Revenues	118,638	97,010	429,234
Cost of revenues	58,074	52,287	219,283

Gross profit	60,564	44,723	209,951

Operating expenses:
Research and development	10,362	8,912	38,287
Selling, general and administrative	17,502	14,573	63,595

Total operating expenses	27,864	23,485	101,882

Operating profit	32,700	21,238	108,069

Financial income, net	5,433	5,610	23,169

Income before incomes taxes	38,133	26,848	131,238

Income tax expense	(3,822)	(2,049)	(12,723)

Net income	34,311	24,799	118,515

Basic net earnings per share (in US dollars)	0.75	0.55	2.62

Diluted net earnings per share (in US dollars)	0.70	0.51	2.63

Weighted average number of ordinary shares outstanding:

Basic	45,561	45,074	45,279

Diluted	49,286	49,253	49,369

CAMTEK LTD. and its subsidiaries
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2025	2024	2024
	U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	34,311	24,799	118,515
Acquisition of FRT-related expenses (1)	650	3,384	5,334
Share-based compensation	3,710	3,118	14,775
Non-GAAP net income	38,671	31,301	138,624

Non –GAAP net income per share, diluted	0.79	0.63	2.83

Gross margin on GAAP basis	51.0%	46.1%	49.6%
Reported gross profit on GAAP basis	60,564	44,723	209,951
Acquisition of FRT-related expenses (1)	610	3,972	5,802
Share-based compensation	584	398	2,197
Non-GAAP gross profit	61,758	49,093	217,950
Non- GAAP gross margin	52.1%	50.6%	50.8%

Reported operating income attributable to Camtek Ltd. on GAAP basis	32,700	21,238	108,069
Acquisition of FRT-related expenses (1)	928	4,671	7,455
Share-based compensation	3,710	3,118	14,775
Non-GAAP operating income	37,338	29,027	130,299

(1) During the three-month period ended March 31, 2025, the Company recorded acquisition-related expenses of $0.6 million, consisting of: (1) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (2) $0.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (3) $0.3 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the three-month period ended March 31, 2024, the Company recorded acquisition-related expenses of $3.4 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $3.4 million, for both periods. This amount recorded under cost of revenues line item. (2) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $0.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $0.4 million re-organization expenses, recorded under the general and administrative expenses line item. (5) $1.3 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the year ended December 31, 2024, the Company recorded acquisition-related expenses of $5.3 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $3.4 million. This amount is recorded under cost of revenues line item. (2) $2.4 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $1.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $0.4 million re-organization expenses, recorded under the general and administrative expenses line item. (5) $2.1 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.